Exhibit 99.1

Amira Nature Foods Ltd Announces Fourth Quarter and Full Year Fiscal 2014 Financial Results

Fourth Quarter Revenue Increased 33.0% to $186.6 Million and Adjusted EBITDA Increased 45.4% to $26.4 Million

Full Year Revenue Increased 32.3% to $547.3 Million and Adjusted EBITDA Increased 44.0% to $75.5 Million

DUBAI – June 16, 2014 – Amira Nature Foods Ltd (the "Company" NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today reported financial results for the fourth quarter and full year ended March 31, 2014.

Fourth Quarter Financial Highlights:

•	Revenue increased 33.0% to $186.6 million compared to $140.2 million
•	Adjusted EBITDA increased 45.4% to $26.4 million compared to $18.1 million
•	Adjusted EBITDA margin increased by more than 100 bps to 14.1% of sales
•	Adjusted profit after tax increased 97.2% to $16.8 million compared to $8.5 million
•	Basic earnings per share(1) was $0.47 compared to $0.24
•	Adjusted earnings per share was $0.47 compared to $0.24

Fiscal Year 2014 Financial Highlights:

•	Revenue increased 32.3% to $547.3 million compared to $413.7 million
•	Adjusted EBITDA increased 44.0% to $75.5 million compared to $52.4 million
•	Adjusted EBITDA margin increased by more than 100 bps to 13.8% of sales
•	Profit after tax increased 98.1% to $38.1 million compared to $19.2 million
•	Adjusted profit after tax, which excludes non-cash expenses for share based compensation of approximately $2.9 million, increased 93.2% to $41.0 million compared to $21.2 million
•	Basic and diluted earnings per share(1) was $1.04 compared to $0.63
•	Adjusted earnings per share was $1.14 compared to $0.59

(All comparisons above are to the fourth quarter and fiscal year 2014, respectively. Non-IFRS financial measures are reconciled in the tables below.)

Karan A. Chanana, Amira's Chairman and Chief Executive Officer, stated “We are very pleased with our performance in the fourth quarter and full year 2014, where we grew sales dramatically, improved operating margins, nearly doubled income and made significant investment for continued future growth.”

He continued, “We are focused on a dramatically increasing class of consumers in our home market, while also exploiting new opportunities around the world to further grow our business. To bolster our growth in India we established eight company owned and managed distribution centers in key cities around the country and plan to add seven more distribution centers by the end of the fiscal 2015 to further support our success in India.”

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“Internationally, we have made key investments in core regions, including our acquisition of Basmati Rice GmbH which added to our positions in Germany and throughout Continental Europe. We continued to invest in the UK, increasing our marketing spend and building our presence to more than 3,000 distribution points, and in the US where we have nearly doubled our revenues over the past year.”

Bruce Wacha, Amira’s Chief Financial Officer, added “The Company had a very strong fourth quarter and fiscal 2014 performance, reporting yet another record year. Our revenue grew by more than 30%, our operating margins grew by more than 100 bps, Adjusted EBITDA increased by approximately 45% and Adjusted earnings per share grew by nearly 100%. We have continued to invest in future growth while maintaining a conservative balance sheet of just 2.4x total debt to Adjusted EBITDA and 2.0x net debt to Adjusted EBITDA.”

Fourth Quarter Fiscal 2014 Results

Revenue for the fourth quarter of fiscal 2014 increased 33.0% to $186.6 million, compared to $140.2 million for the same period in fiscal 2013. The revenue increase was primarily due to increased pricing and sales volumes in India and internationally. Revenue in the fourth quarter also benefited from the inclusion of Basmati Rice GmbH, which was acquired in January 2014.

Revenue in the fourth quarter of fiscal 2014 for Amira and third party branded products was $158.3 million up approximately $20 million compared to $138.5 million for the same period in fiscal 2013. Sales to the Company’s institutional customers were up significantly, contributing $28.3 million in revenue for the quarter.

Margins also increased due to improved pricing dynamics, operating efficiencies and economies of scale. Cost of materials including change in inventory of finished goods were $137.4 million, or 73.7% of sales in the fourth quarter of fiscal 2014, compared to $109.0 million, or 77.7% of sales in the fourth quarter of fiscal 2013. Freight, forwarding and handling expenses were $7.5 million, or 4.0% of revenue compared to $5.4 million, or 3.8% of revenue, in the prior year’s fourth quarter.

Adjusted EBITDA increased 45.4% to $26.4 million in the fourth quarter of fiscal 2014, compared to $18.1 million in the same period last year. Adjusted EBITDA margin increased by more than 100 bps to 14.1% in the fourth quarter of 2014. A reconciliation of Adjusted EBITDA to the IFRS measure of profit after tax is provided in the “Non- IFRS Financial Measures” section of this release.

Adjusted profit after tax for the fourth quarter of fiscal 2014 increased 97.2% to $16.8 million, compared to $8.5 million in the fourth quarter of fiscal 2014. Basic earnings per share(1) was $0.47 compared to $0.24 for the fourth quarter of fiscal 2013. A reconciliation of adjusted profit after tax to the IFRS measure of profit after tax is provided in the “Non- IFRS Financial Measures” section of this release.

Adjusted earnings per share was $0.47 compared to $0.24 in the fourth quarter of fiscal 2013. Reconciliations of adjusted earnings per share to basic and diluted earnings per share is provided in the “Non- IFRS Financial Measures” section of this release.

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Fiscal Year 2014 Results

For the full year fiscal 2014, revenue increased 32.3% to $547.3 million, compared to $413.7 million in fiscal 2013. Adjusted EBITDA increased 44.0% to $75.5 million, compared to $52.4 million in fiscal 2013 and Adjusted EBITDA margins increased by more than 100 bps to 13.8%. Profit after tax increased 98.1% to $38.1 million, compared to $19.2 million in fiscal 2013. Adjusted profit after tax, which excludes non-cash expenses for share based compensation of approximately $2.9 million, increased 93.2% to $41.0 million, compared to $21.2 million in fiscal 2013. A reconciliation of adjusted EBITDA and adjusted profit after tax to the IFRS measure of profit after tax is provided in the “Non-IFRS Financial Measures” section of this release.

Basic and diluted earnings per share(1) for fiscal 2014 was $1.04 compared to $0.63 each in fiscal 2013. Adjusted earnings per share was $1.14 in fiscal 2014 compared to $0.59 in fiscal 2013. Reconciliations of adjusted earnings per share, to basic and diluted earnings per share are provided in the “Non-IFRS Financial Measures” section of this release.

Balance Sheet and Cash Flow Highlights

At March 31, 2014, the Company’s cash and cash equivalents was $36.6 million, adjusted net working capital was $299.2 million, or 54.6% of sales, compared to $256.2 million, or 61.9% of sales, in the prior year. Net debt (after deducting cash and cash equivalents) as of March 31, 2014 was $148.2 million. Net debt to Adjusted EBITDA was 2.0x, compared to 2.4x at the end of fiscal 2013. As of March 31, 2014, inventory was $255.0 million, or 46.6% of sales, compared to $181.5 million, or 43.9% of sales, as of March 31, 2013. As of March 31, 2014, trade receivables were $80.9 million, or 14.8% of sales, compared to $66.8 million, or 16.1% of sales, in the prior year. Reconciliations of adjusted net working capital and net debt to the IFRS measures of working capital and total current and non-current debt, respectively, are provided in the “Non-IFRS Financial Measures” section of this release.

Fiscal 2015 Outlook

For 2015, the Company expects revenue and Adjusted EBITDA to increase by more than 20%. The Company maintains its long term outlook for $1 billion in revenue and $150 million in Adjusted EBITDA as has been previously communicated to investors as part of its initial public offering. This outlook is based on current foreign exchange rates.

Conference Call

The Company will hold an investor conference call with presentation slides on June 17, 2014 at 8:30 a.m. Eastern time. The dial-in number for this conference call is (877) 407-3982 for North American listeners and (201) 493-6780 for international listeners. Live audio of the conference call and presentation slides will be simultaneously webcast in the investor relations section of the Company’s website at www.amira.net

An audio replay will be available following the completion of the conference call by dialing (877) 870-5176 for North American listeners or (858) 384-5517 for international listeners (Conference ID 414877). The webcast of the teleconference will be archived and available on the Company’s website.

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About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of branded packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, which is a premium long-grain rice grown only in certain regions of the Indian sub-continent, under its flagship Amira brand as well as under other third party brands. Amira sells its products through a broad distribution network in both the developed and emerging markets. Amira’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. For more information please visit www.amira.net.

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Contact

Amira Nature Foods Ltd

Bruce Wacha, Chief Financial Officer, 201-960-0745

bruce.wacha@theamiragroup.com

or

ICR

Katie Turner, 646-277-1200

katie.turner@icrinc.com

Cautionary Note on Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plans to make significant capital expenditures, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our products in new geographic markets; our ability to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

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Amira Nature Foods Ltd

Consolidated Statements of Financial Position for the Full Year Years Ended

	(Amounts in USD)
	As at March 31, 2014	As at March 31, 2013
ASSETS
Non-current
Property, plant and equipment	$23,284,918	$23,467,379
Goodwill	1,727,338	-
Other intangible assets	2,262,731	607,871
Other long-term assets	485,731	430,739
Total non-current assets	$27,760,718	$24,505,989

Current
Inventories	$254,952,549	$181,459,799
Trade receivables	80,882,986	66,792,434
Derivative financial assets	2,352,886	1,260,512
Other financial assets	9,213,064	9,821,263
Prepayments	8,361,244	8,386,856
Other current assets	765,655	1,034,787
Cash and cash equivalents	36,602,086	33,270,338
Total current assets	$393,130,470	$302,025,989
Total assets	$420,891,188	$326,531,978

EQUITY AND LIABILITIES
Equity
Share capital	$9,115	$9,111
Share premium	82,804,750	82,683,926
Other reserves	(3,312,575)	4,236,544
Retained earnings	74,334,687	44,375,024
Equity attributable to shareholders of the Company	$153,835,977	$131,304,605
Equity attributable to non-controlling interest	18,005,030	12,328,130
Total equity	171,841,007	143,632,735

Liabilities
Non-current liabilities
Defined benefit obligations	$246,548	$185,437
Debt	2,739,414	4,831,416
Deferred tax liabilities	6,666,270	8,527,874
Total non-current liabilities	$9,652,232	$13,544,727

Current liabilities
Trade payables	$41,197,158	$4,516,657
Debt	182,103,347	156,785,820
Current tax liabilities (net)	9,644,944	2,658,236
Other financial liabilities	4,472,131	2,836,252
Other current liabilities	1,980,369	2,557,551
Total current liabilities	$239,397,949	$169,354,516
Total liabilities	$249,050,181	$182,899,243
Total equity and liabilities	$420,891,188	$326,531,978

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Amira Nature Foods Ltd

Consolidated Statements of Profit or Loss for the Full Years Ended

	(Amounts in USD)
	March 31, 2014	March 31, 2013
Revenue	$547,344,368	$413,682,574
Other income	160,064	94,368
Cost of materials	(454,123,161)	(347,341,159)
Change in inventory of finished goods	39,859,583	27,594,211
Employee benefit expenses	(11,642,833)	(5,553,197)
Depreciation and amortization	(2,064,264)	(1,943,846)
Freight, forwarding and handling expenses	(23,359,177)	(20,985,039)
Other expenses	(22,855,617)	(14,676,910)
	$73,318,963	$50,871,002
Finance costs	(25,859,231)	(21,751,614)
IPO expenses	-	(1,750,082)
Finance income	2,766,518	802,146
Other gains and losses	(2,800,475)	(654,852)
Profit before tax	$47,425,775	$27,516,600
Income tax expense	(9,293,071)	(8,267,562)

Profit after tax for the year	$38,132,704	$19,249,038
Profit after tax for the year attributable to:
Shareholders of the Company	29,956,327	15,056,309
Non-controlling interest	8,176,377	4,192,729

Earnings per share
Basic earnings per share	$1.04	$0.63
Diluted earnings per share	$1.04	$0.63

(1) Basic earnings per share is calculated by dividing our profit after tax as, reduced by the amount of a non-controlling interest reflecting the remaining approximately 19.6% of Amira India that is not indirectly owned by us, by the number of our weighted average outstanding ordinary shares during the applicable period, and diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining approximately 19.6% of Amira India that is not indirectly/ directly owned by us, by the number of our weighted average outstanding ordinary shares adjusted by dilutive impact of equivalent stock options granted. The dilutive impact of total share options (360,257 and 361,278) granted to a director in fiscal years 2013 and 2014 was insignificant and hence there is no change in Basic and diluted earnings per share.

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Amira Nature Foods Ltd

Consolidated Statements of Comprehensive Income for the Full Years Ended

	(Amounts in USD)
	March 31, 2014	March 31, 2013
Profit after tax for the year	$38,132,704	$19,249,038
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation:
Current year gain/(loss)	6,290	30,875
Income tax	(2,138)	(10,495)
	$4,152	$20,380
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current year gain/(loss)	(13,414)	7,416
Reclassification to profit or loss	(2,058)	-
Income tax	4,812	(2,520)
	$(10,660)	$4,896
Cash flow hedging reserve:
Current year gain/(loss)	(8,512,091)	(1,160,394)
Reclassification to profit or loss	8,917,446	1,628,914
Income tax	(137,780)	(146,820)
	$267,575	$321,700

Currency translation reserve	$(12,986,175)	$(4,524,299)

Other comprehensive income/(loss) for the year, net of tax	$(12,725,108)	$(4,177,323)
Total comprehensive income/(loss) for the year	$25,407,596	$15,071,715

Total comprehensive income/(loss) for the year attributable to:
Shareholders of the Company	19,730,696	11,697,741
Non-controlling interest	5,676,900	3,373,974

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Amira Nature Foods Ltd

Consolidated Statements of Changes in Equity

(Amounts in USD)

			Other reserves
	Share capital	Share premium	Share based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging Reserve	Restructuring Reserve	Retained Earnings	Equity attributable to shareholders of the Company	Equity attributable to Non-controlling interest	Total equity
Balance as at April 1, 2012	$100	$—	$—	$(25,496)	$(1,945,447)	$—	$9,398,927	$29,302,329	$36,730,413	$8,954,156	$45,684,569
Issue of shares (net of issuance cost)- IPO	9,000	82,639,766	—	—	—	—	—	—	82,648,766	—	82,648,766
Issue of shares – directors	11	44,160	(44,171)	—	—	—	—	—	—	—	—
Share based compensation	—	—	227,685	—	—	—	—	—	227,685	—	227,685
Profit after tax for the year	—	—	—	—	—	—	—	15,056,309	$15,056,309	4,192,729	$19,249,038
Other comprehensive income /(loss) for the year	—	—	—	3,935	(3,637,536)	258,647	—	16,386	$(3,358,568)	(818,755)	$(4,177,323)
Total comprehensive income/(loss) for the year	$—	$—	$—	$3,935	$(3,637,536)	$258,647	$—	$15,072,695	$11,697,741	$3,373,974	$15,071,715
Balance as at March 31, 2013	$9,111	$82,683,926	$183,514	$(21,561)	$(5,582,983)	$258,647	$9,398,927	$44,375,024	$131,304,605	$12,328,130	$143,632,735

Balance as at April 1, 2013	$9,111	$82,683,926	$183,514	$(21,561)	$(5,582,983)	$258,647	$9,398,927	$44,375,024	$131,304,605	$12,328,130	$143,632,735
Issue of shares – directors	4	120,824	(120,828)	—	—	—	—	—	—	—	—
Share based compensation	—	—	2,800,676	—	—	—	—	—	$2,800,676	—	$2,800,676
Profit after tax for the year	—	—	—	—	—	—	—	29,956,327	$29,956,327	8,176,377	$38,132,704
Other comprehensive income /(loss) for the year	—	—	—	(8,566)	(10,435,418)	215,017	—	3,336	$(10,225,631)	(2,499,477)	$(12,725,108)
Total comprehensive income/(loss) for the year	$—	$—	$—	$(8,566)	$(10,435,418)	$215,017	$—	$29,959,663	$19,730,696	$5,676,900	$25,407,596
Balance as at March 31, 2014	$9,115	$82,804,750	$2,863,362	$(30,127)	$(16,018,401)	$473,664	$9,398,927	$74,334,687	$153,835,977	$18,005,030	$171,841,007

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Amira Nature Foods Ltd

Consolidated Statements of Cash Flows for the Full Years Ended

	(Amounts in USD)
	March 31, 2014	March 31, 2013
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the year	$47,425,775	$27,516,600
Adjustments for non-cash items	2,277,965	2,039,904
Adjustments for non-operating incomes and expenses	20,366,935	19,015,955
Changes in operating assets and liabilities	(66,961,766)	(105,093,325)
	$3,108,909	$(56,520,866)
Income taxes paid	(3,783,471)	(3,701,951)
Net cash generated from/(used in) operating activities	$(674,562)	$(60,222,817)

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(3,732,975)	$(1,526,281)
Purchase of intangible assets	(315,649)	(334,793)
Proceeds from sale of property, plant and equipment	4,787	320,067
Net cash outflow on acquisition of subsidiaries	(1,954,432)	--
Net investments in term deposits	(627,834)	(84,631)
Purchase of short term investments	(249,000)	(110,400)
Proceeds from the sale of short term investments	4,248	--
Interest received	2,685,657	802,147
Net cash used in investing activities	$(4,185,198)	$(933,891)

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issue of shares	$--	$82,648,766
Net proceeds from short term debt	37,982,254	27,973,449
Proceeds from long term debt	128,540	34,220
Repayment of long term debt	(1,764,307)	(2,241,703)
Interest paid	(23,339,652)	(19,830,624)
Net cash generated from/(used in) financing activities	$13,006,835	$88,584,108
(D)Effect of change in exchange rate on cash and cash equivalents	(4,815,327)	(2,525,318)
Net increase/(decrease) in cash and cash equivalents	$3,331,748	$24,902,082
Cash and cash equivalents at the beginning of the year	33,270,338	8,368,256
Cash and cash equivalents at the end of the year	$36,602,086	$33,270,338

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Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, Adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), non-recurring IPO-related expenses, income tax expense and depreciation and amortization; (2) Adjusted EBITDA, as EBITDA plus approximately $2.9 million and $0.2 million of non - cash expense for share based compensation for FY2014 and FY2013, respectively (3) Adjusted profit after tax, as profit after tax plus $1.8 million in non-recurring IPO-related expenses for FY13 and approximately $2.9 million and $0.2 million of non - cash expense for share based compensation for FY2014 and FY2013, respectively; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our outstanding ordinary shares and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India, during the applicable period; (5) adjusted net working capital as total current assets minus: (a) cash and cash equivalents and (b) trade payables, current tax liabilities (net) and other current liabilities; and (6) net debt as total current and non-current debt minus cash and cash equivalents.

We use both EBITDA and Adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of EBITDA and Adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

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The following is a reconciliation of profit after tax to EBITDA and Adjusted EBITDA:

	(Amounts in USD)
	FY 2014	FY 2013	Three months ended March 31, 2014	Three months ended March 31, 2013
Profit after tax	$38,132,704	$19,249,038	$16,777,338	$8,506,988
Add: IPO expenses	-	1,750,082	-	-
Add: Income tax expense	9,293,071	8,267,562	2,512,762	3,342,676
Add: Finance costs (net of finance income)	23,092,713	20,949,468	6,477,095	5,773,674
Add: Depreciation and amortization	2,064,264	1,943,846	591,994	510,001
EBITDA	$72,582,752	$52,159,996	$26,359,189	$18,133,339
Add: Non - cash expenses for share based compensation	2,874,010	227,674	-	-
Adjusted EBITDA	$75,456,762	$52,387,670	$26,359,189	$18,133,339

The following is a reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses):

	(Amounts in USD)
	FY 2014	FY 2013	Three months ended March 31, 2014	Three months ended March 31, 2013
Profit after tax (PAT)	$38,132,704	$19,249,038	$16,777,338	$8,506,988
Add: IPO expenses	-	1,750,082	-	-
Add: Non - cash expenses for share based compensation	2,874,010	227,674	-	-
Adjusted profit after tax	$41,006,714	$21,226,794	$16,777,338	$8,506,988

The following is a reconciliation of earnings per share and adjusted earnings per share:

	(Amounts in USD)
	FY 2014	FY 2013	Three months ended March 31, 2014	Three months ended March 31, 2013
Profit after tax	$38,132,704	$19,249,038	$16,777,338	$8,506,988
Profit attributable to Shareholders of the company (A)	$29,956,327	$15,056,309	$13,371,145	$6,799,623
Weighted average number of shares (for Basic earnings per share) (B)	28,672,840	23,802,786	28,674,997	28,661,080
Weighted average number of shares (for Diluted earnings per share) (C)	28,888,163	23,802,786	29,001,032	28,661,080
Basic Earnings per share as per IFRS (A) ÷ (B)	$1.04	$0.63	$0.47	$0.24
Diluted Earnings per share as per IFRS (A) ÷ (C)	$1.04	$0.63	$0.46	$0.24

Profit after tax (PAT)	$38,132,704	$19,249,038	$16,777,338	$8,506,988
Add: IPO-related expenses	-	1,750,082	-	-
Add: Non - cash expense for share based compensation	2,874,010	227,674	-	-
Adjusted profit after tax,	$41,006,714	$21,226,794	$16,777,338	$8,506,988
Number of shares outstanding including shares for non-controlling interest - fully diluted	35,893,597	35,676,434	36,006,466	35,676,434
Adjusted earnings per share	$1.14	$0.59	$0.47	$0.24

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The following is a reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

	(Amounts in USD)
	FY2014	FY2013
Current assets:
Inventories	$254,952,549	$181,459,799
Trade receivables	80,882,986	66,792,434
Derivative financial instruments	2,352,886	1,260,512
Other financial assets	9,213,064	9,821,263
Prepayments	8,361,244	8,386,856
Other current assets	765,655	1,034,787
Cash and cash equivalents	36,602,086	33,270,338
Total current assets	$393,130,470	$302,025,989

Current liabilities:
Trade payables	$41,197,158	$4,516,657
Debt	182,103,347	156,785,820
Current tax liabilities (net)	9,644,944	2,658,236
Other financial liabilities	4,472,131	2,836,252
Other current liabilities	1,980,369	2,557,551
Total current liabilities	$239,397,949	$169,354,516

Working Capital as per IFRS (Total current assets minus Total current liabilities)	$153,732,521	$132,671,472
Less: Cash and cash equivalents	36,602,086	33,270,338
Add: Current debt	182,103,347	156,785,820
Adjusted net working capital	$299,233,782	$256,186,954

The following is a reconciliation of total current and non-current debt to net debt:

	(Amounts in USD)
	FY2014	FY2013

Current debt	$182,103,347	$156,785,820
Non-current debt	2,739,414	4,831,416
Total current and non-current debt as per IFRS	$184,842,761	$161,617,236
Less: Cash and cash equivalents	36,602,086	33,270,338
Net debt	$148,240,675	$128,346,898

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